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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Scimeca                       Charles                  J.
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   (Last)                           (First)             (Middle)

                               320 Island Way #210
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                                    (Street)

     Clearwater                    Florida             33767
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


                    Equity Growth Systems, inc.    ETSY
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

                    9/15/95 4/14/96 3/26/98
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)
                   Not Applicable
================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [ ]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
          President
_____________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

 Common Stock                          9/15/95         J               200.000    A     $200 (1)     200,000         D
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 Common Stock                          6/14/96         J              100,000     A     $1000(1)     300,000         D
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 Common Stock                          3/26/98         J              150,000     A      (2)         450,000         D
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 Common Stock                          7/7/98          J              450,000     A     $4500        450,000         I
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 Common Stock                          12/16/98        J              450,000     A      (3)            0
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(1)  .001 cent per share
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(2)  Equity Board resolution states shares are valued at $.40 per share.  The value attributed by the reporting person
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     attributes value to be $.01 per share.
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(3)  The reporting person attributes value to be $.01 per share.
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(4)  On July 5, 1998 the reporting person entered into a stock purchase agreement with Palmair, Inc., a Bahamian corporation,
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     wherein Palmair, Inc. agreed to purchase 450,000 shares for $4,500 and forgive a debtness owed Diederich Gentis (note dated
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     11-10-95), on or before December 31, 1998.  On or about 7-7-98, 450,000 shares of common stock was transferred to
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     Palamir, Inc.  The agreement provides that until the consimation of the sale the reporting person was to hold full voting
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     rights because of changes that Equity Growth was experiencing.  Attached are copies of stock transfer and purchase agreement
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     dated on or about 12/16/98 as Exhibit A.  The purchase price for the 450,000 shares was exercised.

====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/98)
                                  Page 2

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock        0.2       12/9/98   J         0         12/9/98   12/31/2000  Common  200,000 0.02    0         D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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(5)  Five months before receiving option to purchase 200,000 shares the reporting person transferred to Palmair, Inc, a Bahamian
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     corporation, "all rights that Mr. Scimeca acquired from Equity Growth Systems, inc. for a period of six months", option to be
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     exercised within 9 months.
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====================================================================================================================================

Explanation of Responses:


/s/ Charles J. Scimeca /s/                                       7/30/99
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

STOCK TRANSFER AND PURCHASE AGREEMENT

THIS  AGREEMENT ENTERED INTO THIS 5TH DAY OF JULY 1998 BETWEEN
CHARLES J. SCIMECA HEREIN AFTER REFERRED TO AS TRANSFEROR/SELLER OR
TS) AND PALMAIR, INC. (TRANSFEREE/PURCHASER OR TP).

FOR VALUABLE CONSIDERATION (TS) WILL TRANSFER/SELL 450,000 SHARES OF EQUITY GROWTH SYSTEMS, INC. COMMON STOCK, THAT HE OWNS TO (TP), STOCK CERTIFICATES #027, #063, #130. (TP) UNDERSTANDS THIS STOCK IS RESTRICTED UNDER RULE 144. (TS) WILL RETAIN VOTING RIGHTS FOR THE 450,000 SHARES UNTIL DECEMBER 31, 1998 BECAUSE OF THE CHANGES EQUITY GROWTH SYSTEMS IS EXPERIENCING. THE ACTUAL SALE FOR THIS TRANSACTION FOR TAX AND RULE 144 PURPOSES WILL BE ON OR BEFORE DECEMBER 31, 1998, AT WHICH TIME (TP) WILL PAY TO (TS) $4,500.00 USA CURRENCY OR FORGIVE ALL DEBT OWED TO HER SON DIEDERICH GENTIS BY CHARLES SCIMECA (WHICH IS AGREEABLE TO
HIM).

(TS) GRANTS TO (TP) AN OPTION TO PURCHASE AT DOUBLE THE THEN CURRENT PAR VALUE PER SHARE IN (USA FUNDS) ALL RIGHTS THAT (TS) ACQUIRES FROM EQUITY GROWTH SYSTEMS, INC FOR PURCHASE OF EQUITY GROWTH SYSTEMS STOCK INCLUDING STOCK OPTIONS WARRANTS OR OTHER TYPES OF STOCK OWNERSHIP RIGHTS FOR A PERIOD OF 6 MONTHS. (TP) HAS 9 MONTHS FROM THE ISSUANCE DATE TO EXERCISE THEIR OPTION.

(TS) WILL KEEP (TP) OR HER FAMILY MEMBERS OR OTHER STOCK HOLDERS INFORMED OF DATES THAT ARE IMPORTANT TO THE TERMS OF THIS CONTRACT.

FOR PRIVACY REASONS FOR THE BENEFIT OF PALMAIR STOCKHOLDERS THIS CONTRACT SHALL NOT BE RECORDED OR MADE PUBLIC RECORD.

IF THIS AGREEMENT HAS TO BE ENFORCED BY ANY TYPE OF LEGAL PROCEDURE THE PREVAILING PARTY SHALL BE AWARDED THEIR LEGAL FEES.

PROOF OF AUTHORITY TO EXECUTE THIS AGREEMENT IS ATTACHED AS EXHIBIT
A.

/s/ Charles J. Scimeca /s/             /s/ C. Gentis Vermeulen /s/
-----------------------------        ---------------------------------------
TRANSFEROR/SELLER                           TRANSFEREE/PURCHASER

DATE   July 5,1998                           Date 7/8/98

WITNESS        Signatures unreadable


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